SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20546

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For Fiscal Year Ended December 31, 1998

            OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period ____________ to ____________.

      Commission File Number   0-25294


A. Full title of the plan and the address of the plan , if different from that of the issuer name below:

                         RIVIANA FOODS INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               RIVIANA FOODS INC.
                               2777 Allen Parkway
                              Houston, Texas 77019

                         RIVIANA FOODS INC. SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



Report of Independent Public Accountants

Statement of Net Assets Available for Plan Benefits, With Fund Information, as of December 31, 1998

Statement of Net Assets Available for Plan Benefits, With Fund Information, as of December 31, 1997

Statement of Changes in Net Assets Available for Plan Benefits, With Fund
  Information, for the Year Ended December 31, 1998

Notes to Financial Statements

Schedule I - Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

Schedule II - Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

Schedule III - Item 27(b) - Schedule of Loans or Fixed Income Obligations in default December 31, 1998

Ex 23.1 Consent of Independent Public Accountants

Ex 24 Powers of Attorney of the Plan Committee

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Riviana Foods Inc. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Riviana Foods Inc. Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Riviana Foods Inc. Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule I), reportable transactions (Schedule II) and loans or fixed income obligations in default (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
June 30, 1999

                         RIVIANA FOODS INC. SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998

                                          INCOME        S&P 500       ASSET
                                        ACCUMULATION     STOCK     ALLOCATION  LIFE PATH  LIFE PATH  LIFE PATH
                                            FUND          FUND        FUND     2000 FUND  2010 FUND  2020 FUND
                                        ------------  -----------  ----------  ---------  ---------  ---------
ASSETS:
    Investments, at fair value .......  $  9,478,201  $11,150,376  $7,664,448  $ 314,427  $ 199,238  $  46,709
    Receivables-
       Employer contributions ........        57,726       58,318      37,138        657        852        978
       Employee contributions ........        17,332       22,951      12,565        313        339        561
                                        ------------  -----------  ----------  ---------  ---------  ---------
          Total assets ...............     9,553,259   11,231,645   7,714,151    315,397    200,429     48,248
                                        ------------  -----------  ----------  ---------  ---------  ---------
LIABILITIES:
    Accrued expenses .................         8,717        7,265       7,022        242        166         42
                                        ------------  -----------  ----------  ---------  ---------  ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  9,544,542  $11,224,380  $7,707,129  $ 315,155  $ 200,263  $  48,206
                                        ============  ===========  ==========  =========  =========  =========
                                                                BOND
                                        LIFE PATH  LIFE PATH   INDEX     RIVIANA    PARTICIPANT
                                        2030 FUND  2040 FUND    FUND    STOCK FUND     LOANS        TOTAL
                                        ---------  ---------  --------  ----------  -----------  -----------
ASSETS:
    Investments, at fair value .......  $  67,719  $ 180,470  $664,352  $   77,929  $ 1,786,125  $31,629,994
    Receivables-
       Employer contributions ........      1,994      1,990     3,945       1,617         --        165,215
       Employee contributions ........      1,103        661     1,501         748         --         58,074
                                        ---------  ---------  --------  ----------  -----------  -----------
          Total assets ...............     70,816    183,121   669,798      80,294    1,786,125   31,853,283
                                        ---------  ---------  --------  ----------  -----------  -----------
LIABILITIES:
    Accrued expenses .................         57        173       483          47         --         24,214
                                        ---------  ---------  --------  ----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  70,759  $ 182,948  $669,315  $   80,247  $ 1,786,125  $31,829,069
                                        =========  =========  ========  ==========  ===========  ===========

The accompanying notes are an integral part of this financial statement.
                         RIVIANA FOODS INC. SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                           INCOME       S&P 500     ASSET
                                        ACCUMULATION    STOCK     ALLOCATION  LIFE PATH  LIFE PATH  LIFE PATH
                                            FUND         FUND        FUND     2000 FUND  2010 FUND  2020 FUND
                                        ------------  ----------  ----------  ---------  ---------  ---------
ASSETS:
    Investments, at fair value .......  $  8,459,950  $8,274,727  $7,045,127  $   6,763  $ 142,860  $  67,561
    Receivables-
       Employer contributions ........        64,264      60,078      43,657        393        810      1,392
       Employee contributions ........         4,783       2,055       1,291       --           53         79
                                        ------------  ----------  ----------  ---------  ---------  ---------
         Total assets ................     8,528,997   8,336,860   7,090,075      7,156    143,723     69,032
                                        ------------  ----------  ----------  ---------  ---------  ---------
LIABILITIES:
   Accrued expenses ..................        12,441      12,149      10,343          7        207         96
                                        ------------  ----------  ----------  ---------  ---------  ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  8,516,556  $8,324,711  $7,079,732  $   7,149  $ 143,516  $  68,936
                                        ============  ==========  ==========  =========  =========  =========
                                                                BOND
                                        LIFE PATH  LIFE PATH    INDEX     PARTICIPANT
                                        2030 FUND  2040 FUND    FUND         LOANS        TOTAL
                                        ---------  ---------  ----------  -----------  -----------
ASSETS:
    Investments, at fair value .......  $  65,948  $ 126,295  $  116,075  $ 1,662,626  $25,967,932
    Receivables-
       Employer contributions ........      1,950      1,740       1,002         --        175,286
       Employee contributions ........         76         10           5         --          8,352
                                        ---------  ---------  ----------  -----------  -----------
         Total assets ................     67,974    128,045     117,082    1,662,626   26,151,570
                                        ---------  ---------  ----------  -----------  -----------
LIABILITIES:
   Accrued expenses ..................         96        182         168         --         35,689
                                        ---------  ---------  ----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $  67,878  $ 127,863  $  116,914  $ 1,662,626  $26,115,881
                                        =========  =========  ==========  ===========  ===========

The accompanying notes are an integral part of this financial statement.

                         RIVIANA FOODS INC. SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998

                                                  INCOME         S&P 500       ASSET
                                               ACCUMULATION      STOCK       ALLOCATION    LIFE PATH   LIFE PATH   LIFE PATH
                                                  FUND           FUND           FUND       2000 FUND   2010 FUND   2020 FUND
                                               ------------   ------------   -----------   ---------   ---------   ---------
CONTRIBUTIONS:
    Employer ................................  $    468,628   $    251,841   $   149,435   $   2,416   $  11,654   $   5,300
    Employee ................................       605,428        693,054       335,686       7,137      22,947      16,570

PARTICIPANT LOAN INTEREST ...................          --             --            --          --          --          --

INTEREST INCOME .............................       519,844           --            --          --          --          --

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS          --        2,319,371     1,677,803      20,411      24,113       7,727

INTERFUND TRANSFERS .........................       656,869       (154,806)   (1,244,752)    279,807         (71)    (48,685)

BENEFIT PAYMENTS AND WITHDRAWALS ............    (1,193,657)      (185,554)     (267,356)       (958)     (1,333)     (1,505)

ADMINISTRATIVE EXPENSES .....................       (29,126)       (24,237)      (23,419)       (807)       (563)       (137)
                                               ------------   ------------   -----------   ---------   ---------   ---------
INCREASE (DECREASE) IN NET ASSETS ...........     1,027,986      2,899,669       627,397     308,006      56,747     (20,730)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year .......................     8,516,556      8,324,711     7,079,732       7,149     143,516      68,936
                                               ------------   ------------   -----------   ---------   ---------   ---------
    End of year .............................  $  9,544,542   $ 11,224,380   $ 7,707,129   $ 315,155   $ 200,263   $  48,206
                                               ============   ============   ===========   =========   =========   =========
                                                                         BOND      RIVIANA
                                               LIFE PATH   LIFE PATH     INDEX      STOCK     PARTICIPANT
                                               2030 FUND   2040 FUND     FUND        FUND        LOANS         TOTAL
                                               ---------   ---------   ---------   --------   -----------   ------------
CONTRIBUTIONS:
    Employer ................................  $   8,054   $   7,780   $  10,185   $  5,883   $      --     $    921,176
    Employee ................................     24,772      16,879      18,508     14,194          --        1,755,175

PARTICIPANT LOAN INTEREST ...................       --          --          --         --         158,557        158,557

INTEREST INCOME .............................       --          --          --         --            --          519,844

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS     10,285      33,653      30,119     12,609          --        4,136,091

INTERFUND TRANSFERS .........................    (38,617)      1,344     495,511     48,137         5,263           --

BENEFIT PAYMENTS AND WITHDRAWALS ............     (1,427)     (4,003)       (298)      (371)      (40,321)    (1,696,783)

ADMINISTRATIVE EXPENSES .....................       (186)       (568)     (1,624)      (205)         --          (80,872)
                                               ---------   ---------   ---------   --------   -----------   ------------
INCREASE (DECREASE) IN NET ASSETS ...........      2,881      55,085     552,401     80,247       123,499      5,713,188

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year .......................     67,878     127,863     116,914       --       1,662,626     26,115,881
                                               ---------   ---------   ---------   --------   -----------   ------------
    End of year .............................  $  70,759   $ 182,948   $ 669,315   $ 80,247   $ 1,786,125   $ 31,829,069
                                               =========   =========   =========   ========   ===========   ============

The accompanying notes are an integral part of this financial statement.

                         RIVIANA FOODS INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


1. THE PLAN:

The following description of the Riviana Foods Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Riviana Foods Inc. Thrift Plan, which was originally adopted in 1947 and subsequently revised, is for the exclusive benefit of the participating employees of Riviana Foods Inc. (the Company or the Employer) and their beneficiaries and is administered by an administrative committee (the Administrative Committee) which is appointed by the board of directors of the Company. The Riviana Foods Inc. Thrift Plan was restated effective January 1, 1992, and in connection with the restatement, its name was changed to the Riviana Foods Inc. Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Barclays Global Investors, National Association, served as the trustee of the Plan (the Trustee) for the year ended December 31, 1997. On August 29, 1997, Merrill Lynch Trust Company, FSB (Merrill Lynch) acquired the 401(k) division from Barclays Global Investors, National Association. Effective January 1, 1998, Merrill Lynch became the trustee of the Plan and served as trustee for the plan year ended December 31, 1998.

The Trustee maintained 10 separate funds for investment purposes during the Plan year ended December 31, 1998: the Income Accumulation Fund, consisting of funds held under guaranteed investment contracts issued by insurance companies and banks; the S&P 500 Stock Fund, consisting of cumulative shares in a common stock fund; the Asset Allocation Fund, consisting of investments in common stock and government securities; and the Life Path Funds, which invest in a wide variety of stocks, bonds and money market securities. Investment options in the Life Path Funds include Life Path 2000, Life Path 2010, Life Path 2020, Life Path 2030 and Life Path 2040; and the Bond Index Fund, a fixed-income fund with an objective to achieve a high rate of total return at reasonable risk over the long term by actively shifting investments among various maturities of U.S. Treasury debt securities. During the Plan year ended December 31, 1998, the Riviana Stock Fund was added as an investment election. This fund invests in the Company's common stock. Participants may choose to invest their contributions among the 10 funds.

Investments in the Riviana Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying assets. The total units assigned to participants at December 31, 1998, were 6,430 at a market value of $12.12 per unit.

ELIGIBILITY

Domestic employees become eligible to participate in the Plan at the beginning of the month following completion of one full year of service during which they completed 1,000 hours or more of service.

CONTRIBUTIONS

The Plan, under Section 401(k) of the Internal Revenue Code (the Code), permits employees to make pretax contributions to the Plan. Under 401(k) savings, participants may contribute, by payroll deduction, 1 percent to 16 percent of their base pay on a pretax basis. In addition, the employer contributes an amount equal to 55 percent of employee pretax contributions up to 6 percent of their base pay. Under after-tax savings, participants may contribute, by payroll deduction, 1 percent to 16 percent of their base pay on an after-tax basis. In addition, the employer contributes an amount equal to 50 percent of employee after-tax contributions up to 6 percent of their base pay. Total employee contributions to both options may not exceed 16 percent of the employee's base pay.

To be eligible for 401(k) employer contributions, participants must contribute 401(k) savings during the Plan quarter, be employed by the employer at quarter-end and must not have taken a hardship withdrawal during the quarter. To be eligible for after-tax savings employer contributions, participants must contribute after-tax savings during the Plan quarter, be employed by the employer at quarter-end and must not have taken an after-tax savings withdrawal during the quarter. As specified by the Plan, total employer contributions to either 401(k) savings or after-tax savings cannot exceed the matching on a total of 6 percent of each participant's base pay, and employee contributions to 401(k) savings will be matched first. All employer matching contributions are made after the end of each quarter.

LOANS

Participants may obtain loans secured by the pledge of the participant's right, title and interest in the Plan. The interest rate on loans is based on bank prime lending rates at the time of the loan, plus 1 percent. The loans are subject to certain limitations in the Plan provisions.

METHOD OF ALLOCATION

The net income or loss on each fund is allocated daily to participants in the proportion of their balances to the total fund balance.

BENEFIT PAYMENTS AND WITHDRAWALS

Participants who terminate for any reason other than death, disability or retirement (age 65) are entitled to receive the value in their employer and employee contribution accounts on or before the Plan quarter-end coinciding with or the next Plan quarter-end preceding termination of service, plus all employee contributions subsequent to the previous Plan quarter-end. Participants terminating as a result of death, disability or retirement are entitled to receive the entire value of their employer and employee contribution accounts coinciding with or on the next Plan quarter-end following termination of service. A participant may elect to receive benefits in the form of a lump-sum payment or periodic installments where the participant chooses the frequency of payment, not to exceed the life expectancy of the participant and spouse.

If participants withdraw any portion of the first 6 percent of their annual compensation they contribute to the after-tax savings prior to termination, they forfeit the right to current-quarter after-tax employer contributions. Participants may continue to contribute after requesting an after-tax withdrawal from the Plan.

Included in net assets available for Plan benefits are amounts requested but not yet paid to participants which totaled $- and $7,644 at December 31, 1998 and 1997, respectively.

VESTING

Participants are fully vested in the entire employee contributed portion of their accounts as well as any employer contributions applied to their accounts.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all accounts will become payable in full.

2. SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of the financial statements in accordance with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

INVESTMENTS

Investments are recorded at cost and adjusted to fair value at the end of the Plan's reporting period based on quoted market prices.

The Plan follows Statement of Position 94-4 (SOP 94-4), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Under SOP 94-4, fully benefit-responsive investment contracts are valued at contract value which represents the principal balance of the contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The Plan is invested in the Income Accumulation Fund which provides for the collective investment of the assets of tax-exempt pension and profit-sharing plan trusts primarily in a pool of investment contracts issued by North American life insurance companies and U.S. banks. The average aggregate yield of the Income Accumulation Fund's investments for the year ended December 31, 1998, was 6.16 percent, and fair value of the investments approximates contract value.

FEDERAL INCOME TAX

The Plan obtained its latest determination letter on May 9, 1995, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan administrative committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

EXPENSES

For financial reporting purposes, administrative expenses paid by the Company, including the Trustee's fees, are included in the Plan's administrative expenses and employer contributions.

Administrative expenses not specifically identifiable to a particular fund are allocated to the funds on a pro rata basis based on the year-end investment, at fair value balances.

3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 at December 31, 1998 and 1997:

                                                       1998            1997
                                                    -----------    ------------
Net assets available for Plan benefits
  per the financial statements .................    $31,829,069    $ 26,115,881
  Less- Amounts allocated to withdrawing
    participants ...............................           --            (7,644)
                                                    -----------    ------------
Net assets available for Plan benefits
  per the Form 5500 ............................    $31,829,069    $ 26,108,237
                                                    ===========    ============

The following is a reconciliation of benefit payments and withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1998:

Benefit payments and withdrawals per the financial
  statements .................................................      $ 1,696,783
  Add- Amounts allocated to withdrawing
    participants at December 31, 1998 ........................             --
  Less- Amounts allocated to withdrawing
    participants at December 31, 1997 ........................           (7,644)
                                                                    -----------
Benefit payments and withdrawals per the Form 5500 ...........      $ 1,689,139
                                                                    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to year-end but not yet paid as of that date.

4. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common trust funds and mutual funds, which invest in guaranteed investment contracts, short-term investments, government obligations, corporate bonds and notes and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits, with fund information.

5. SUBSEQUENT EVENT:

Effective January 1, 1999, domestic employees become eligible to participate in the Plan at the beginning of the month following completion of six months of service during which they completed 500 hours or more of service.

                                                                      SCHEDULE I

                         RIVIANA FOODS INC. SAVINGS PLAN
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

                                                                                                               CURRENT
    IDENTITY OF ISSUE                   DESCRIPTION OF INVESTMENT               SHARES           COST           VALUE
    -----------------                   -------------------------              --------      ------------    -----------
Merrill Lynch Trust Company, FSB*       Income Accumulation Fund                639,861      $  9,478,201    $ 9,478,201
BZW Barclays Global Investors*          S&P 500 Stock Fund                      236,287         6,172,949     11,150,376
BZW Barclays Global Investors*          Asset Allocation Fund                   230,996         4,343,578      7,664,448
BZW Barclays Global Investors*          Life Path 2000 Fund                      21,625           294,108        314,427
BZW Barclays Global Investors*          Life Path 2010 Fund                      11,517           165,034        199,238
BZW Barclays Global Investors*          Life Path 2020 Fund                       2,388            39,731         46,709
BZW Barclays Global Investors*          Life Path 2030 Fund                       3,166            56,802         67,719
BZW Barclays Global Investors*          Life Path 2040 Fund                       7,709           134,805        180,470
BZW Barclays Global Investors*          Bond Index Fund                          37,855           647,135        664,352
Riviana Foods Inc.*                     Common stock                              3,163            68,010         77,098
Merrill Lynch Trust Company, FSB*       Money Market Fund                                             831            831
The Plan*                               Participant loans, outstanding
                                         principal of loans to participants
                                         at various interest rates from 7.0%
                                         to 10.0%                                               1,786,125      1,786,125
                                                                                             ------------    -----------
                                                       Total assets held for
                                                         investment purposes                 $ 23,187,309    $31,629,994
                                                                                             ============    ===========

*Indicates a party in interest.

                                                                     SCHEDULE II

                         RIVIANA FOODS INC. SAVINGS PLAN
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                            PURCHASE     SELLING                  CURRENT
                                                                             PRICE,      PRICE,                    VALUE
                                                                            INCLUDING    NET OF                 OF ASSET ON
                                                                NUMBER OF   BROKERAGE   BROKERAGE     COST OF   TRANSACTION   NET
 IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET    TRANSACTIONS    FEES        FEES         ASSET       DATE       GAIN
 --------------------------           --------------------    ------------  ----------  ----------  ----------- ----------- --------
                                  Series of transactions-
BZW Barclays Global Investors*        Asset Allocation Fund         75      $1,493,720  $     -     $ 1,493,720 $ 1,493,720 $   -
BZW Barclays Global Investors*        Asset Allocation Fund        116            -      2,552,202    1,554,345   2,552,202  997,857
BZW Barclays Global Investors*        Bond Index Fund               44       1,330,600        -       1,330,600   1,330,600     -
BZW Barclays Global Investors*        Bond Index Fund               13            -        812,442      798,867     812,442   13,575
Merrill Lynch Trust Company, FSB*     Income Accumulation Fund      57       2,998,539        -       2,998,539   2,998,539     -
Merrill Lynch Trust Company, FSB*     Income Accumulation Fund     166            -      2,500,132    2,500,132   2,500,132     -
BZW Barclays Global Investors*        S&P 500 Stock Fund            84       2,250,492        -       2,250,492   2,250,492     -
BZW Barclays Global Investors*        S&P 500 Stock Fund           116            -      1,694,214    1,017,995   1,694,214  676,219

*Indicates a party in interest.

      This schedule is a listing of series transactions of the same security which exceed 5 percent of the current value of Plan assets at the beginning of the year and are deemed to be reportable transactions for the year ended December 31, 1998.

                                                                    SCHEDULE III

                         RIVIANA FOODS INC. SAVINGS PLAN
      ITEM 27(B) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
                            AS OF DECEMBER 31, 1998

                                                                           AMOUNT RECEIVED
                                                                              DURING THE
                                                                ORIGINAL    REPORTING YEAR        UNPAID         AMOUNT OVERDUE
 IDENTITY OF                                                    AMOUNT    ------------------    BALANCE AT   ----------------------
   OBLIGOR                      DESCRIPTION OF LOAN             OF LOAN   PRINCIPAL INTEREST    END OF YEAR   PRINCIPAL    INTEREST
--------------    --------------------------------------------  -------   --------- ---------   -----------  ------------  --------

Participant 1     9.5% interest, beginning December 1, 1997,
                    52 weekly payments, matured December 2,
                    1998                                        $ 1,700   $ 1,699   $    90       $      1      $      1   $  -
Participant 2     10.0% interest, beginning May 9, 1995,
                    156 weekly payments, matured May 8, 1998      1,000       357        20             65            65      -
Participant 3     7.0% interest, beginning December 13 ,1993,
                    260 weekly payments, matured December 10,
                    1998                                          2,419       532        37            251           251        1
Participant 4     9.750% interest, beginning November 30,
                    1995, 156 weekly payments, matured
                    December 11, 1998                             1,700       597        60            304           304        1
Participant 5     9.250% interest, beginning December 16,
                    1996, 104 weekly payments, matured
                    December 16, 1998                             1,100       297        37            285           285        2
Participant 6     9.750% interest, beginning October 30, 1995,
                    156 weekly payments, matured October 23,
                    1998                                          2,500       796        86            525           525        1
Participant 7     9.250% interest, beginning March 12, 1996,
                    134 weekly payments, matured December 8,
                    1998                                          3,500     1,153        62            248           248        1
Participant 8     7.0% interest, beginning October 29, 1993,
                    260 weekly payments, matured October 23,
                    1998                                          1,000       153         8             41            41      -
Participant 9     7.0% interest, beginning April 12, 1993,
                    60 monthly payments, matured March 31,
                    1998                                            459        88         3             19            19      -
Participant 10    10.0% interest, beginning May 9, 1995,
                    156 weekly payments, matured May 8, 1998      1,277       443        49            416           416        1
Participant 11    7.0% interest, beginning November 23, 1993,
                    260 weekly payments, matured November 20,
                    1998                                          2,859       229        88          1,177         1,177        2
Participant 12    7.0% interest, beginning February 22, 1993,
                    120 semimonthly payments, matured
                    February 15, 1998                             9,000       -          -             969           969       95
Participant 13    9.750% interest, beginning October 20, 1995,
                    120 semimonthly payments, maturing
                    October 15, 2000                              6,000       -          -           4,166         1,678      587
Participant 14    9.50% interest, beginning June 25, 1997,
                    260 weekly payments, maturing June 21,
                    2002                                            500        84        42            401            23        2
Participant 15    9.50% interest, beginning September 28,
                    1998, 69 weekly payments, maturing
                    January 26, 2000                              1,576       -          -           1,576           242       41
Participant 16    9.750% interest, beginning September 19,
                    1995, 260 weekly payments, maturing
                    September 15, 2000                            4,732       897       272          2,371           457       13
Participant 17    10.0% interest, beginning April 25, 1995,
                    260 weekly payments, maturing April 21,
                    2000                                          6,000       797       305          2,561           664       14
Participant 18    9.25% interest, beginning March 4, 1997,
                    104 weekly payments, maturing March 4,
                    1999                                          1,217       619        59            297           192        2
Participant 19    8.25% interest, beginning July 8, 1994,
                    260 weekly payments, maturing July 1,
                    1999                                          1,500       289        41            357           182        2
Participant 20    9.50% interest, beginning December 29,
                    1994, 520 weekly payments, maturing
                    December 16, 2004                            10,000       714       726          7,408           318       54
Participant 21    9.25% interest, beginning March 11,
                    1996, 120 semimonthly payments,
                    maturing February 28, 2001                   22,000     4,017     1,353         13,138         2,344      144
Participant 22    9.50% interest, beginning June 25,
                    1997, 120 semimonthly payments,
                    maturing June 15, 2002                       20,000     3,287     1,625         16,114         1,184      188
Participant 23    9.25% interest, beginning December 3,
                    1996, 156 weekly payments, maturing
                    December 2, 1999                                733       226        44            365           117        2
Participant 24    8.75% interest, beginning December 9,
                    1998, 24 weekly payments, maturing
                    June 7, 1999                                    500       500        27             21            21      -
Participant 25    9.50% interest, beginning December 17,
                    1997, 52 weekly payments, matured
                    December 13, 1998                             1,000       978        52             22            22      -

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                      RIVIANA FOODS INC. SAVINGS PLAN
                                             (Name of Plan)


Date  July 12, 1999                By /s/ JACK M. NOLINGBERG
                                          JACK M. NOLINGBERG
                                            VICE PRESIDENT

Date  July 12, 1999                By /s/ E. WAYNE RAY, JR.
                                          E. WAYNE RAY, JR.
                                   VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
                                            TREASURER AND DIRECTOR

Date  July 12, 1999                         * FRANK A. GODCHAUX III
                                              CHAIRMAN OF THE BOARD

Date  July 12, 1999                         * JOSEPH A. HAFNER, JR.
                                              CHIEF EXECUTIVE OFFICER,
                                              PRESIDENT AND DIRECTOR

Date  July 12, 1999                         * W. DAVID HANKS
                                     EXECUTIVE VICE PRESIDENT AND DIRECTOR

Date  July 12, 1999               *By /s/ ELIZABETH B. WOODARD
                                          ELIZABETH B. WOODARD
                                    (AS ATTORNEY-IN-FACT FOR EACH OF
                                          THE PERSONS INDICATED)